UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  )*

OWC PHARMACEUTICAL RESEARCH CORP.

(Name of Issuer)

Class B Convertible Preferred Stock,
$.00001 par value

(Title of Class of Securities)

67109N108

(CUSIP Number)

Jeffrey Low, Resident Agent
Sunbeam Management, LLC
8402 Topping Road
Pikesville, Maryland 21208
(410) 992-2896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of S240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS

Sunbeam Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) (b)
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions)

OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION

MD
  7. SOLE VOTING POWER

  44,175,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
 8. SHARED VOTING POWER

  0
 9. SOLE DISPOSITIVE POWER

  44,175,000
 10. SHARED DISPOSITIVE POWER

0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,175,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.1%
14. TYPE OF REPORTING PERSON (see instructions)

  OO

CUSIP No. 67109N108 13D Page 2 of 3 Pages

Item 1.  Security and Issuer.
This Schedule 13D relates to Common Stock, $0.00001 par value per share (the Shares) of OWC Pharmaceutical Research Corp. (the Issuer).  The address of the principal executive offices of the Issuer is 2 Ben Gurion Street, Ramat Gan, Israel.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Sunbeam Management, LLC (the Reporting Person), a Maryland limited liability company.

The Reporting Persons principal office is located at 8402 Topping Road, Pikesville, Maryland 21208.  The Reporting Person is primarily engaged in the business of management and consulting.

The Reporting Person is owned 100% by its Managing Member, Jeffrey Low.  Mr. Low is a United States citizen whose address is 8402 Topping Road, Pikesville, Maryland 21208.  Mr. Lows principal occupation is the ownership and operation of a management and consulting company.

During the last five years, neither the Reporting Person nor Mr. Low has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On December 6, 2018, The Regional Labor Court Tel Aviv-Jaffa issued a Protocol in which it acknowledged a settlement agreement between Plaintiff Ziv Turner (an individual) and OWC Pharmaceutical Research Corp. (the Issuer) and other defendants in which the court approved an agreement among the parties for the Issuer to issue to Mr. Turner stock with a value of $725,000 (subject to additional enhanced value provisions set forth therein).  (A copy of the Protocol is attached hereto as Exhibit 1.)

On December 26, 2019, the Issuer filed a Form 8-K, in which the Issuer reported that in satisfaction of the Issuers obligations under the settlement agreement, the Issuer was issuing Mr. Turner 43,675 shares of Series B Convertible Preferred Stock.  As set forth in Exhibit 3.1 to the Form 8-K, the Series B Convertible Preferred Stock is convertible to the Common Stock of the Issuer and has voting rights on all matters together with owners of Common Stock as a single class.  (A copy of the Form 8-K is attached as Exhibit 2.)

On March 23, 2020, Mr. Turner transferred the 43,675 shares of Series B Convertible Preferred Stock of the Issuer (the Shares) to the Reporting Person in consideration for the prior issuance to Mr. Turner of ownership in another company.  (A copy of the Account Statement verifying the transfer of 43,675 shares of Series B Convertible Preferred Stock of the Issuer to the Reporting Person on March 23, 2020 is attached as Exhibit 3.)

The Preferred B shares are convertible to Common Stock at a ratio of 1,000 shares of Common Stock for each share of Preferred B Stock.  (See Exhibit 2.)  Therefore, the Reporting Persons ownership of Preferred B Stock carries voting rights equivalent to 43, 675,000 shares of Common Stock.  In addition, the Reporting Person is the current owner of 500,000 shares of Common Stock of the Issuer which had been owned previously and which was not involved in the transactions described above.

Item 4.  Purpose of Transaction.

The information set forth in Items 3, 5, and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person received the Shares for investment purposes.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuers financial position and strategic direction, the price of the Shares, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as the Reporting Person deems appropriate at the time, including changing its intentions with respect to matters required to be disclosed in this Schedule 13D.  The Reporting Person may (i) acquire or dispose of Shares or other securities of the Issuer; (ii) nominate or recommend candidates to serve on the Issuers board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of Shares or other securities of the Issuer, including derivative or other instruments that are based upon or related to the value of the Shares or the Issuer (collectively, Securities); (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuers business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is deemed to be the beneficial owner of 44,175,000 shares, constituting 14.1% of the outstanding share of Common Stock.

(b) The Reporting Person has the sole power to vote or direct the vote, and dispose or direct the disposition, of 44,175,000 shares of Common Stock.

(c) Other than the acquisition of the shares of Common Stock transferred to the Reporting Person as reported in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) To the Reporting Persons knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by the Reporting Person, other than the Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 Protocol dated December 6, 2018 issued by The Regional Labor Court of Tel Aviv-Jaffa, Israel.

Exhibit 2 Form 8-K filed by OWC Pharmaceutical Research Corp. dated December 26, 2019.

Exhibit 3 Account Statement as of March 24, 2020 for the Reporting Person.

CUSIP No.  13D Page 3 of 3 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020 SUNBEAM MANAGEMENT, LLC
 By:   /s/ Jeffrey Low
Name:  Jeffrey Low
Title: Managing Member